Exhibit 21.1

LIST OF SUBSIDIARIES

The following are subsidiaries of Iroko Pharmaceuticals Inc. and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization
Iroko Properties Inc.	British Virgin Islands
Iroko Holdings Limited	Cyprus
IROKO Holdings LLC	Delaware
Iroko Intermediate Holdings, Inc.	Delaware
Iroko Pharmaceuticals LLC	Delaware
Iroko International LP	Delaware
Iroko International GP LLC	Delaware
Iroko Pharmaceuticals Limited	Ireland
Iroko Products Limited	United Kingdom
IROKO Pharmaceuticals (Luxembourg) S.a.r.l.	Luxembourg
IROKO International S.a.r.l.	Luxembourg